Exhibit 99.1

Canadian Zinc Reports Financial Results and Activity Update for First Quarter of 2017

CZN-TSX
CZICF-OTCQB

VANCOUVER, May 15, 2017 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("the Company" or "Canadian Zinc") reports its interim financial results and development activities for the three months ended March 31, 2017.

Financial Results for First Quarter of 2017

For the three month period ended March 31, 2017, the Company reported a net loss and comprehensive loss of $2,562,000 compared to a net loss and comprehensive loss of $777,000 for the three month period ended March 31, 2016.

For the three month period ended March 31, 2017, Canadian Zinc expensed $1,366,000 on its feasibility and evaluation programs at its Prairie Creek zinc-lead-silver development project in the Northwest Territories and $374,000 on evaluation of properties in Newfoundland, compared to $308,000 at Prairie Creek and $60,000 in Newfoundland, for the three month period ended March 31, 2016.

At March 31, 2017, CZN had a positive working capital balance of $7,330,000 including cash and cash equivalents of $7,730,000 and short term investments of $31,000.

Prairie Creek Project

Feasibility Study Well Advanced

In January 2017, the Company engaged AMC and Ausenco to complete a definitive feasibility study ("DFS") to support the debt financing for the development and construction of the Prairie Creek Mine. This comprehensive study will address all geological, engineering, operating, economic, environmental and other relevant factors in the required detail to serve as support for financing the project to production. This feasibility work is ongoing and the Company expects that the DFS will be completed by mid-2017.

Mineral Processing Optimization

In tandem with the development of the DFS, CZN also initiated a mineral processing optimization program in January 2017, including further mineral processing optimization testing on new composite bulk samples collected from underground drill holes drilled in the Prairie Creek Mine in 2015. The principal objectives of the metallurgical program are to optimize the proposed mineral processing flow sheet and simplify the flotation circuit design, thereby improving projected metal recoveries and lowering milling costs.

Alternative Energy Options

In February 2017, CZN entered into an agreement with the Northwest Territories Power Corporation to examine and develop an electrical power strategy for the Prairie Creek Project. The exercise is evaluating the best way to deliver power to the Mine and the potential integration of energy alternatives such as liquefied natural gas ("LNG"). LNG is a cheaper and much more environmentally friendly source of fuel for power generation and use of LNG would result in reducing the dependency on diesel fuel.

Project Debt Financing

HCF International Advisers, a leading independent corporate finance advisory firm based in London, UK, has prepared a three-staged approach to source and negotiate debt financing for the Prairie Creek Mine. The preliminary stage includes preparation of a new financial model to be incorporated into the DFS, development of a funding strategy, appointment of an independent technical engineer, and conducting preliminary market soundings of potential lenders. This will be followed by formal engagement with potentially interested parties and thereafter negotiation and finalization of financing documentation.

All Season Road EA Nearing Completion

The environmental assessment of the upgrade of the current winter access road to all season use has now completed the Hearings Phase. The Review Board held Community and Formal (Technical) Hearings in Nahanni Butte and in Fort Simpson April 24 to April 28. The Hearings provided an opportunity for local communities to hear and to participate in a discussion of the issues related to the proposed road development and to raise any concerns directly with the Review Board. There was strong support shown for the Prairie Creek project from both communities.

With the Hearings completed, the next step is filing of closing submissions by all parties in May, to be followed shortly thereafter by the closure of the public record. The Review Board is required to determine whether the proposed road development is likely to cause a significant adverse impact on the environment or to be a cause of significant public concern. The Review Board will prepare a Report of Environmental Assessment and submit the Report to the Minister of Indigenous and Northern Affairs Canada. It is anticipated a decision from the Review Board may be made by August 2017.

Newfoundland VMS Properties

Central Milling Facility Research Project

The metallurgical research program to determine the technical and economic viability of developing various central Newfoundland deposits into producing operations by utilizing a central milling facility was successfully completed during 2016 and demonstrated that the ore from the Company's Lemarchant and Boomerang-Domino deposits can be successfully processed in a central mill using a sequential flotation flowsheet, and that selective zinc, lead and copper concentrates at marketable grades can be produced from these deposits.

Winter Drill Program at Lemarchant

In February 2017, the Company completed a winter drill program on the South Tally Pond property with very encouraging results at the Lemarchant deposit and a two-stage exploration program in the Lemarchant area is planned for the summer of 2017.

Ten drillholes and three drillhole extensions, totaling 3,070 metres were completed at the Lemarchant massive sulphide deposit. For full results refer to Canadian Zinc News Release April 18, 2017, with a drill hole location map and key sections provided on the Canadian Zinc website (www.canadianzinc.com).

The drilling successfully extended the Lemarchant mineralization up to 65 metres up-dip on two sections located 125 metres apart and 25 metres along strike to the south. The vertical depths of the mineralized drill intercepts range from 130 to 170 metres. Mineralization remains open for further expansion up-dip and along strike.

The results of the 2017 drilling program at the Lemarchant deposit will be incorporated into the current geological model with plans for a follow-up drill program in the summer 2017. This new mineralization occurs in areas that remain relatively untested and could add significant tonnage to the currently defined Lemarchant resource.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, a fully permitted, advanced-staged zinc-lead-silver property, located in the Northwest Territories. Canadian Zinc also owns an extensive land package in central Newfoundland that it is exploring for copper-lead-zinc-silver-gold deposits.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: John F. Kearney, Chairman & Chief Executive, (416) 362--6686, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344; Alan B. Taylor, Vice President Exploration & Chief Operating Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Fax: (604) 688-2043, Tollfree: 1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, Fax: (416) 368-5344, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 07:00e 15-MAY-17